EXHIBIT 18

March 1, 2017

To the Board of Directors and Shareholders of
Arch Capital Group, Ltd:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Arch Capital Group Ltd.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2016 and issued our report thereon dated March 1, 2017. Note 1 to the financial statements describes a change in accounting principle from capitalizing certain salaries, benefits and other internal underwriting costs as part of deferred acquisition costs to no longer capitalizing them. It should be understood that the preferability of one acceptable method of accounting over another for deferred acquisition costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting method is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers, LLP
New York, New York